SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{X} Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 2001

Or

{   } Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from ____________________ to ____________________

          Commission file number 1-16091

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE GEON RETIREMENT SAVINGS PLAN

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
Suite 36-5000, 200 Public Square
Cleveland, Ohio 44114-2403

FINANCIAL STATEMENTS AND EXHIBITS

		Page No.
		(in this
		Report)
(a)	Financial Statements

	Report of Independent Auditors	1

	Statements of Net Assets Available for Benefits - December 31, 2001 and 2000	2

	Statement of Changes in Net Assets Available for Benefits - For the Year ended December 31, 2001	3

	Notes to Financial Statements - Years ended December 31, 2001 and 2000	4-10

	Supplemental Schedules	11-12

(b)	Exhibit(s)

	Consent of Independent Auditors	13

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON RETIREMENT SAVINGS PLAN

Date: June 28, 2002	By:	PolyOne Corporation Savings Program Administration Committee

		By:	/s/ W. David Wilson (Signature) W. David Wilson Vice President and Chief Financial Officer PolyOne Corporation

Audited Financial Statements and Supplemental Schedules

The Geon Retirement Savings Plan

December 31, 2001 and 2000 and the Year ended December 31, 2001 with Report of Independent Auditors

The Geon Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2001 and 2000, and the
Year ended December 31, 2001

Report of Independent Auditors

PolyOne Corporation
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio June 12, 2002	/s/Ernst & Young LLP

The Geon Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets

Investments, at fair value	$171,310,318	$155,269,848

Receivables:

Employer contributions	195,231	653,181

Participant contributions	240,612	248,630

Dividends and interest	258,259	272,828

Other	288,488	156,269

Total receivables	982,590	1,330,908

Total assets	172,292,908	156,600,756

Liabilities
Other payables	80,157	223,966

Net assets available for benefits	$172,212,751	$156,376,790

See accompanying notes.

The Geon Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2001

Additions

Net appreciation in fair value of investments	$12,934,380

Interest and other income	1,897,210

Dividends	3,011,975

17,843,565

Contributions:

Participant	7,166,502

Employer	5,615,248

12,781,750

Total additions	30,625,315

Deductions

Withdrawals and distributions:

Cash	13,915,761

Common stock	873,593

Total deductions	14,789,354

Net increase	15,835,961

Net assets available for benefits:

Beginning of year	156,376,790

End of year	$172,212,751

See accompanying notes.

The Geon Retirement Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000 and
Year ended December 31, 2001

1. Description of the Plan

The following description of The Geon Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is administered by the PolyOne Corporation Savings Program Administration Committee.

General

The Plan is sponsored by PolyOne Corporation (the Company). The Company was formed by the consolidation of The Geon Company and M. A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering substantially all domestic salaried and hourly employees of the former The Geon Company, excluding former O’Sullivan employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each employee who elects to become a participant in the Plan authorizes a bi-weekly payroll deduction from one to sixteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax qualified status of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company matching contributions are $1 for $1 and limited, based on a Participant’s aggregate After-Tax and Pre-Tax Contributions with respect to a payroll period, up to a maximum of 6% of the Participant’s earnings for the period. The Company makes an additional retirement contribution for those participants who are not eligible to participate in either the Geon Pension Plan or the Geon Wage Employees Pension Plan equal to 2% of eligible earnings.

The Company, at its discretion, may make additional contributions to the Plan which would be allocated to each eligible participant’s account based upon the participant’s annual compensation. Employer contributions are invested only in the PolyOne Stock Fund, which invests primarily in common stock of the Company. Once a participant attains age 55, or terminates employment with the Company, the participant can transfer account balances related to employer contributions to eligible investment options.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.

Participant Loans

Participants may borrow from employee contributions and related earnings in their fund accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of one half of the total vested account balance, or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The interest rate on each loan is a fixed rate based on the trustee’s prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

Vesting

Participant contributions and Company matching and discretionary contributions are fully vested immediately. Company retirement contributions are vested after three years of service.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or separation from service participants may withdraw from the Plan. Active employees of the Company are entitled to receive the value of their Company matching contributions and discretionary Company contributions made prior to January 1, 1995, and earnings thereon upon reaching age 55. Employee pre-tax contributions and discretionary Company contributions made subsequent to December 31, 1994 and earnings thereon may not be withdrawn until the participant reaches age 59-1/2, unless under hardship. Employee after-tax contributions may be withdrawn at the discretion of the participant. Distributions are made in payments of cash or common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

Accounting and Administrative Fees

All significant accounting and administrative fees are paid by the Company. Trust and custody fees are paid by the Plan.

2. Significant Accounting Policies

The Plan’s financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments. Investments in common trust funds investing in short-term fixed income obligations have a fair value approximating cost. The participant loans are recorded at their outstanding balances, which approximate fair value.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation
(Depreciation) in
Fair Value of
Investments

Common stocks	$22,451,500

Common trust funds	(4,949,618)

Shares of registered investment companies	(1,223,478)

Brokerage account	(3,344,024)

$12,934,380

The Brokerage account consists of self-directed participant investments. At December 31, 2001, the account was comprised of shares of registered investment companies: 52%, common stock: 47%, and other: 1%

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31

	2001	2000

PolyOne Corporation Common Stock*	$63,235,656	$35,867,069

State Street Bank Selection Fund	36,188,171	33,774,107

State Street Bank S&P 500 Flagship Fund	33,122,189	43,368,143

The BFGoodrich Company Common Stock	—	9,529,995

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31

	2001	2000

Net assets:

Assets:

Investments, at fair value:

PolyOne Corporation Common Stock	$63,235,656	$35,867,069

State Street Bank Short-Term Investment Fund	1,088,049	910,061

Total investments	64,323,705	36,777,130

Receivables:

Dividends and interest	84,658	4,586

Contributions	283,318	—

Other	246,968	91,725

Total receivables	614,944	96,311

Total assets	64,938,649	36,873,441

Liabilities:

Other payables	6,459	187,457

Total liabilities	6,459	187,457

Net assets	$64,932,190	$36,685,984

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Changes in net assets:

Additions:

Investment income:

Net appreciation in fair value of investments	$24,605,260

Dividends	1,656,300

Interest income	48,883

26,310,443

Contributions:

Participants	3,109,425

Employer	5,413,401

Rollover	57,674

8,580,500

Total additions	34,890,943

Deductions:

Withdrawals and distributions:

Cash	2,348,031

Common stock	818,433

3,166,464

Investment management fees	165,554

Net transfers to participant-directed investments	3,312,719

Total deductions	6,644,737

Net increase	$28,246,206

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 29, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Geon Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost**	Value

PolyOne Corporation*	Common stock: 6,452,618 shares	$70,318,116	$63,235,656

The BFGoodrich Company	Common stock: 240,917 shares		6,413,211

Occidental Petroleum Corporation*	Common stock: 60,956 shares		1,617,163

State Street Bank*	Short-Term Investment Fund	1,275,055	1,275,055

	S&P 500 Flagship Fund		33,122,189

	Selection Fund		36,188,171

Pacific Investment Management Company	Pimco Funds PAC Investment Management		2,797,230

	Euro PAC Growth Fund		1,085,492

Invesco Funds Group, Inc.	Income Fund		1,354,358

Selected Funds	Selected American Shares Fund		2,328,095

John Hancock Funds	Hancock Small Cap Value Fund		3,105,987

Brokerage Account	Various Investments		14,296,274

Participant Loans*	At interest rates ranging from

	4.75% to 10.00%		4,491,437

			$171,310,318

* Indicates party-in-interest to the Plan.

** Historical cost provided for nonparticipant-directed investments.

The Geon Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(j)—Schedule of Reportable Transactions

For the year ended December 31, 2001

				Current Value
				of Asset on
	Purchase	Selling	Cost of	Transaction	Net Gain
Description of Assets	Price	Price	Asset	Date	(Loss)

Category (iii)—Series of transactions in excess of 5% of plan assets

PolyOne Corporation	$8,733,031		$8,733,031	$8,733,031

Common Stock		$5,969,703	7,046,303	5,969,703	$(1,076,600)

State Street Bank Short-Term Investment Fund	16,364,425		16,364,425	16,364,425

		16,186,436	16,186,436	16,186,436	—

There were no category (i), (ii) or (iv) reportable transactions during 2001.